



SEC MAIL PROCESSING
RECEIVED
APR 25 2007
WASH, D.C. 186 SECTION



SEC 07007486 ISSION

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SEC FILE NUMBER
8- ~~021033~~ 38647

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/2006 (MM/DD/YY) AND ENDING 2/28/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. CENTRAL AVE. SUITE 200
(No. and Street)

PHOENIX (City) ARIZONA (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL R. MELBY (602) 252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

3002 N. CENTRAL AVE. SUITE 500 (Address) PHOENIX, (City) ARIZONA (State) 85012 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 10 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL R. MELBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUE FINANCIAL GROUP, INC., as of FEBRUARY 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public State of Arizona
Maricopa County
Raye G Rose
Expires September 02, 2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) INDEPENDENT AUDITOR"S REPORT ON INTERNAL ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUE Financial Group, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUE Financial Group, Inc. as of February 28, 2007, and the related statements of operations, changes in stockholders' equity and other comprehensive income (loss) and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUE Financial Group, Inc. as of February 28, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Phoenix, Arizona
April 24, 2007

CUE FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
February 28, 2007

ASSETS

CURRENT ASSETS		
Cash and cash equivalents		$ 804,831
Investment securities		101,429
Commissions receivable		174,101
Accounts receivable		2,000
Prepaid expenses		24,634
Total current assets		1,106,995
PROPERTY AND EQUIPMENT		
Furniture and equipment	$ 399,556	
Leasehold improvements	138,073	
	537,629	
Less accumulated depreciation and amortization	(497,953)	
Net property and equipment		39,676
OTHER ASSETS		
Intangible assets, less accumulated amortization of $70,833	204,167	
Deferred tax asset	22,720	
Deposits	11,000	
Total other assets		237,887
TOTAL ASSETS		$ 1,384,558

END